------               U.S. SECURITIES &         ------------
          FORM 3              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

                                                  OMB Number       3235-0104
                                                  Expires:    April 30, 1997
                                                  Estimated average burden
                                                  hours per response . . 0.5

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person

           Gibson     John          W.
     ------------------------------------
         (Last)      (First)     (Middle)

             3013 Bransford Road
     ------------------------------------
                    (Street)

          Augusta    Georgia        30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Date of Event Requiring Statement (MM/DD/YY)

     January 1997
     --------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     ###-##-####
     -------------------------------------------------

4.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

                Director             10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------


     Senior Vice President
     ------------------------------------------

6.   If Amendment, Date of Original (MM/DD/YY)

     N/A
     -----------------------------------------

1.   Title of Security   2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                Securities                Direct (D) or          Beneficial
                               Beneficially              Indirect (I)           Ownership
                               Owned (Instr. 4)          (Instr. 5)             (Instr. 5)
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Common Stock              50,200<F1>         D              ---
----------------------------------------------------------------------------------------------------
Common Stock                 200             I              By Spouse
----------------------------------------------------------------------------------------------------
Common Stock                 900             I              By children
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------

<F1> 50,000 of these shares were acquired under the Merry Land & Investment Company, Inc.'s stock loan  program under the 1995
     Stock Option and Incentive Plan pursuant to which the reporting person has executed a full recourse note in favor of Merry
     Land & Investment Company, Inc. for the purchase price of the common stock.

Reminder: Report on a separate line for each class of securities      Page 1
          beneficially owned directly or indirectly.                  SEC 1473
          (Print or Type Responses)                                   (8/92)

FORM 3 (continued)                      Table II - Derivative Securities Beneficially Owned                                  Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
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                                                   3.   Title and Amount of
                                                        Securities                              5.   Ownership
                       2.   Date Exercisable and        Underlying                                   Form of
                            Expiration Date             Derivative Security                          Derivative
                            (MM/DD/YY)                  (Instr. 4)            4.   Conversion        Security:
                       ------------------------------------------------------      or                Direct (D)  6.   Nature of
1.   Title of                                                                      Exercise          or               Indirect
     Derivative                                                      Amount or     Price of          Indirect         Beneficial
     Security               Date       Expiration                    Number of     Derivative        (I)              Ownership
     (Instr. 4)          Exercisable       Date          Title       Shares        Security          (Instr. 5)       (Instr. 5)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock               <F1>       1/17/07         Common       50,000        $21.50             D         ---
Option                                                  Stock
(Right to buy)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

<F1> These options were granted under the Merry Land & Investment Company, Inc. 1995 Stock Option and Incentive Plan in a
transaction exempt under Old Rule 16b-3.  Twenty percent (20%) of these options become exercisable on 7/17/97 and an additional 20%
become exercisable in four annual installments commencing on 1/17/98, 1/17/99, 1/17/00, 1/17/01.


Explanation of Responses:


                                                    January 22, 1997
    -------------------------------              --------------------
          JOHN W. GIBSON                                 Date
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                       Page 2,SEC 1473, (8/92)